PINE VALLEY MINING ANNOUNCES AGREEMENT FOR COAL PREPARATION PLANT

VANCOUVER, BRITISH COLUMBIA, April 28, 2005 – Pine Valley Mining Corporation (TSX-VE: PVM; OTCBB: PVMCF) (the “Company” or “Pine Valley”) announces that it has contracted the Sedgman Group of Companies to build a coal preparation plant at its Willow Creek mine site. The plant’s construction has a fixed cost component and a component subject to bonuses and penalties based on mechanical completion date. The plant cost is $US 8,456,000 ($CDN 10,570,000 at an exchange rate of $1.25) inclusive of maximum bonus component for early completion. The plant is estimated to have an annual capacity of approximately 3.0 million tonnes, and construction of the plant is expected to be completed by this Fall. The Company previously announced a cost of building the plant at an estimated $US 8.1 million ($CDN 9.8 million).

The coal preparation plant will enable the Willow Creek Coal Mine to produce both coking and pulverized coal injection (“PCI”) coal. The company currently produces only PCI coal. Pine Valley anticipates that production at the Willow Creek Coal Mine will eventually comprise of approximately 65% PCI coal and 35% coking coal products.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors affecting the Company’s operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under the Company’s existing debt arrangements and its debt service requirements and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 30, 2004.

PINE VALLEY MINING CORPORATION
“Graham Mackenzie”
Graham Mackenzie
President and Chief Executive Officer

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Contacts:
Sam Yik Vice President Corporate Development and Commercial Operations (604) 682-4678 Vancouver, British Columbia, Canada syik@pinevalleycoal.com	Martin Rip Vice President Finance and CFO (604) 682-4678 Vancouver, British Columbia, Canada mrip@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.